MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007

Cusac Gold Mines Ltd. (the “Company”) is engaged in the business of exploring for, developing and producing gold. The Company’s primary asset is the Cassiar Gold Property (formerly the “Table Mountain Property”), a 175 square kilometres package of mineral claims located in north central British Columbia, Canada. Cassiar Gold Property hosts a number of gold assets, including the Table Mountain Gold Mine and supporting mining infrastructure (“Table Mountain,” which includes a 300-ton per day ore processing facility, private roadways, underground workings, shops, buildings, and various regulatory permits required for a producing mine), the Taurus II early stage exploration area, and the Taurus Deposit which host a 43-101 compliant gold resource of 1.04 million ounces (partly under option from another mining company, see below).

On December 15, 2006, the Table Mountain Gold Mine recommenced gold production on a very limited basis. During the first quarter of 2007, production increased, but problems related to the Rory Vein ore body severely curtailed projected gold production. During the prior period, the Company stopped production at the Rory Vein and commenced development of the East Bain Vein. Subsequent to the end of the current period, the East Bain development project was shut down due to sever water flows, the onset of water, and the company’s weak financial position, as outlined below under Liquidity and Capital Resources.

During the prior period, the Company completed an agreement to acquire 46 mineral claims from American Bonanza Gold Corp. (“Bonanza”) that host approximately part of the 1.04 million ounce inferred gold resource known as the Taurus Deposit. The part of the resource is already owned by Cusac. Details of the transaction are described below.

Subsequent to the end of the period, the Company signed a binding letter agreement with Hawthorne Gold Corp whereby the two companies plan to merge. See “Proposed Merger” below.

This Management Discussion is meant to be read in conjunction with the Company’s Financial Statements for the three month period ending September 30, 2007.

Mining Activity

Full-time mining operations at Table Mountain were suspended at the end of 1997 due to reduced gold prices and ore grades. The facility was at that time placed into care and maintenance mode, although the camp and other facilities have been increasingly used by the Company for exploration purposes, especially since 2003. In 2005, the Company completed a 43-101 compliant Preliminary Feasibility Study relating to the Rory and East Bain Veins which calculated probable reserves of 44,000 tons grading 0.49 ounces per ton in the two veins. Gold production at Table Mountain resumed on December 15, 2006. However, production is 2006 was negligible and no revenues were recorded in 2006.

During the prior period, the company processed 2,688 tons of ore at an average grade of 0.141 ounce per ton gold producing 315 ounces of gold, generating revenues of $172,643, as compared to revenues of nil for the similar period of 2006 and compared to, $193,758 during the first quarter of 2007. This result is significantly below the Company’s expectations both in terms of tonnage and grade. The Company is presently conducting a technical review of the Rory Vein reserves (43-101 compliant Probable Reserve of 16,000 tons grading 0.46 opt gold) to determine the reason for the variance from projected grade. As reported in a news release during the period, the Company encountered extremely complex structural conditions at the Rory Vein, slowing underground progress significantly.

In the prior period, the Company suspended mining operations at the Rory Vein until the Company can better understand the deposit. The Rory Vein reserve was initially delineated in 2004 based on results of 34 diamond drill holes totalling 5,084 meters of drilling.

During the prior period, the Company deployed the bulk of its mining staff and resources to the East Bain Vein project, where a 43-101 compliant probable reserve of 28,000 tons grading 0.50 opt gold has been outlined. The East Bain Vein is being accessed via a decline commenced in 1993 that and was used to mine the West Bain Vein up to 1995, which produced 24,000 ounces of gold from 60,000 tons grading 0.40 opt gold.

During the year the Company advanced the East Bain decline significantly. The face of the East Bain decline is currently 461 meters from surface and remains 150 meters from intersecting the East Bain vein. The decline uses 233 metres of the pre-existing West Bain decline. Two hundred five metres of the West Bain decline had to be widened to the required 2.7-metre-by-4.3-metre dimensions to accommodate Cusac's 13-ton underground trucks. Part of the West Bain decline experienced poor ground conditions that required Cusac to bypass the area with an additional 78 metres of decline not included in the original mine plan. After the bypass, the decline was extended a total of 228 metres to its present location. Air, electrical and other services installed in the decline remain in place pending resumption of work.

A number of infrastructure upgrades were undertaken during the East Bain project. The original power line to the West Bain was fully restored enabling electrical services to the workings from the main powerhouse in the mill building. Mine electrical controls, shops and water supply were placed at the portal. Mine ventilation, communications, fuel storage and an electric compressor were installed. The central mechanical shop was moved to another shop building at the Cusac Portal, one kilometre away from the East Bain portal, for quick response to mine needs. The eight kilometres of haulage road from the East Bain to the mill was improved with new drainage ditching and other refurbishments.

Mill Status

During the prior period the Company’s 300 ton per day mill had to be temporarily shut down due to a problem with the conveyer system that feeds the crushing circuit. The truck ramp leading to the ore bin tower was deteriorating and leaning against the tower, causing it to lean slightly and pinch down on the conveyor system. A work-around solution was put in place and used during the first and second quarters. The mill and crushing systems themselves are not impaired. A portable crushing and conveyor system was put in place to bypass the impaired conveyor system. During the period truck ramp access to the course ore bin was removed and replaced. The straightening of the ore bin tower that had been leaning was completed subsequent to the end of the period. Minor additional repairs are required to make the mill fully operational again.

Production Outlook

The Company’s previous projected gold production for 2007 was based on probable reserves of 44,000 tons grading 0.49 opt in the Rory Vein (16,000 tons grading 0.46 opt) and the East Bain Vein (28,000 tons grading 0.50 otp). Due to the aforementioned problems associated with the Rory Vein, the Company has reduced its forecast to 14,000 in the fourth quarter of 2007.

The Rory Vein differs from previously mined structures at Table Mountain in that it strikes north-south. This vein orientation has displayed unexpected complexities that will likely slow the rate of production from this vein. The East Bain is a normal east-west structure and is not expected to display similar mining complexities. Although Management’s confidence in the East Bain Vein is high, no guarantee can be given that profitable production will be achieved.

As described above, the East Bain Decline has been shut down and no further gold production is expected in 2007. Management is hopeful that operations can be resumed in the spring of 2008 but no assurances can be given that this will occur.

Taurus Deposit Acquisition

During the prior period, the Company has completed a definitive agreement with American Bonanza Gold Corp. (“Bonanza”) to acquire 100% of Bonanza’s mineral claims near Cassiar, BC, which hosts a 724,000 ounce inferred gold resource, and which, when combined with Cusac’s portion of the Taurus Project, comprises a 1.04 million ounce inferred gold resource.

The agreement calls for Cusac to pay Bonanza 1.5 million shares of Cusac upon TSX approval (paid), $6 million in cash through 4 payments of $1.5 million every 6 months commencing 6 months following TSX approval (obtained June 21, 2007), an additional $3 million payable 60 days following the earlier of the receipt by Cusac of a feasibility study recommending commercial production and the date the commercial production is commenced, plus an additional 1.5 million shares within 24 months of approval.

The parties have further agreed that if the spot price of gold closes above US$800 per ounce for a period of 100 consecutive trading days within the 24 month period, then Cusac will pay Bonanza an additional $1 million within 24 months and an additional $1 million at feasibility or commencement of commercial production. In the event that Cusac completes the purchase of the Property within 12 months of approval, then total consideration paid by Cusac to Bonanza will be limited to $6 million within the 12 months, $3 million at feasibility, and the initial 1.5 million shares. The agreement calls for Bonanza to not vote any shares received by Bonanza against management of Cusac.

During the prior period, Wardrop Engineering completed a 43-101 compliant resource calculation for the combined Taurus Deposit land package which confirmed the previously reported 1.04 million ounce resource and outlined a $1 million next phase exploration program for the project. The full text of the report is available at www.sedar.com

Exploration

Taurus II

During the prior period the Company completed 5 diamond drill holes on the Oro Vein System, discovered in 2006 within the Taurus II Project area. High grade gold mineralization was encountered in one of the holes within broader zones of low grade gold values. Investors are encouraged to view the Company’s news releases for full details of the drilling results.

Taurus Deposit

During the prior period the Company commenced an exploration program on the Taurus Deposit including diamond drilling. During the period, the Company reported significant intersections of low grade mineralization at Taurus including large zones of higher grade material. Detailed results are available at the company’s web site.

During 2007, the company completed 1,639 metres of drilling at Taurus and re-logged and sampled 1,850 metres of unsampled historical drill core. This work has allowed company geologists to embark on a reinterpretation of the geology of the deposit. Significant drill intercepts were encountered that confirmed broad zones of low-grade gold mineralization containing higher- grade sections within the Taurus deposit. A total of 171 HQ core samples weighing a total of 530 pounds have been sent to Process Research Laboratories in Richmond, B.C., for metallurgical analysis to determine gold recovery rates under a variety of extraction methods, including gravity, floatation and cyanidation.

Management’s goal with respect to the Taurus Deposit is to upgrade part or all of the deposit to the “indicated” resource level, as it is defined under NI 43-101, as well as increase the size of the resource through infill and step out drilling. If a significant indicated resource can be established, the Company’s objective would then be to initiate a Preliminary Feasibility Study. Under Canadian securities regulation, only indicated resources can for the basis of a publishable Pre-feasibility Study. While management is pleased with recent results and is optimistic that the Taurus Deposit can progress towards a more economically viable gold resource, there can be no assurance given that the property will advance beyond the exploration stage.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for the three month period ended September 30, 2007 and each of the last eight quarters (unaudited):

Quarter	3rd	2nd	1st	4th	3rd	2nd	1st	4th
3 Mo Ended	30/09/07	30/06/07	31/03/07	31/12/06	30/09/06	30/06/06	31/03/06	31/12/05
Revenue	-	$172,643	$193,758	-	-	-	-	-
Net Loss	$1,091,927	$1,528,087	$1,884,379	$4,128,508	$1,160,295	$633,963	$320,549	$537,716
Loss/share	$0.01	$.02	$.02	$.06	$.02	$.01	$.01	$.01

The above quarterly results reflect generally increasing mineral exploration and financing activities over the periods reviewed, coupled with the commencement of mining operations in mid 2006. The increase in losses in the fourth quarter of 2006 as compared to the third quarter of 2006 is attributable primarily to:

a)

reclassification of $993,429 in mine development costs up to the end of the 3rd quarter of 2006 from investing activities to expenses.

b)

increasing mining expenses in the 4th quarter and;

c)

inclusion $262,580 in non-cash stock-based compensation expense and, $320,683 in amortization costs.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2007 the Company had current assets of $718,426 compared to current assets of $867,710 at the end of the previous quarter. Current assets include $367,875 in flow through financing proceeds (prior quarter $290,673). Current liabilities at September 30, 2007 were $5,796,412 compared to $4,456,347 in Current Liabilities at June 30, 2007. This increase of $1,340,065 is due in part to an increase of $280,158 in the current portion of the Convertible Debentures (described below) from $2,436,577 at June 30, 2007 to $2,716,735 at September 30, 2007. Accounts payable and accrued liabilities increased $632,468 to $1,953,800 compared to $1,321,332 at the end of the prior quarter.

Accounts payable and accrued liabilities includes a loan $170,000 owing to a related company by way of common directors, $181,324 in fees payable to officers, directors and managers of the Company, $137,600 in expenses prepaid by a Company related by way of common directors, $119,886 owing to the Company’s auditors, $291,318 owing to a drilling contractor, and $56,397 owing to the Province of BC related to a reassessment of historic fees for activities in the 1990s that were disputed by the Company and later renegotiated. The balance of accounts payable consists of sundry trade and administrative bills.

On May 31, 2006, the Company issued 813 convertible debentures for gross proceeds of $ 3,048,750. The debentures issued are convertible into common shares at $0.305 per share and secured by a charge over all the assets of the Company, maturing on 18 months after the date of issue, or November 30, 2007. The debentures bear interest at an annual rate of 11%. At March 31, 2007, 10 of the debentures had been converted. Subsequent to the end of the period, an additional 15 debentures were converted into common stock, such that at time of writing 788 debentures remain outstanding.

Proposed Changes to 11-Per-Cent Secured Convertible Debenture Terms

The company has mailed a notice of meeting and proxy to the 28 holders of 788 convertible debentures (at $3,750 per debenture and convertible into common shares of the company at 30.5 cents per share at the option of the holder) representing a total principle amount of $2,955,000 seeking an extension of the maturity date from Nov. 30, 2007, to Nov. 30, 2008, a six- month deferment of interest due at Nov. 30, 2007, and an increase in the rate of interest to 14 per cent. The meeting is scheduled for Nov. 28, 2007. The debentures are secured by a general charge over all the Company’s assets.

There can be no assurance given that the terms of the debentures will be revised and there is a significant risk that the debentures may default resulting in possible proceedings by the debenture holders to enforce the security.

Financings

During the period the Company closed $710,430 in equity financing with Northern Securities Inc and an additional $153,000 financing under a separate non-brokered offering. Under the Northern financing, the company issued 4,179,000 units at 17 cents per unit for gross proceeds of $710,430. Each unit consists of one common share and one-half of one warrant, whereby each whole warrant will entitle the holder to purchase an additional common share at 20 cents per share for a period of 18 months. All securities issued or issuable are subject to a four-month hold period expiring Dec. 24, 2007. Compensation paid under the first tranche of the Northern financing included $71,043 in cash and issuance of 417,900 compensation options. Each such option will entitle the holder to purchase one unit at 20 cents consisting of one common share and one-half of one warrant with each whole warrant entitling the holder to purchase an additional common share at 20 cents for a period expiring Feb. 23, 2009. Under the non-brokered financing, the company issued 900,000 units at 17 cents per unit for gross proceeds of $153,000. Each unit consists of one common share and one-half of one warrant, whereby each whole warrant will entitle the holder to purchase an additional common share at 20 cents for a period expiring Jan. 17, 2009. All securities issued or issuable are subject to a four-month hold period expiring Nov. 18, 2007. Compensation paid under the non-brokered financing was $10,710.00 in cash and 72,000 broker warrants. The broker warrants entitle the holder to purchase 72,000 common shares at 20 cents for a period of 18 months.

Working Capital

At September 30, 2007, the Company had a working capital deficiency of $5,077,986, compared to a $3,588,637 working capital deficiency at June 30, 2007. The increase in the Company’s working capital deficiency is attributable to depletion of cash related to unprofitable operations carried out during the period, and increase in accounts payable and accrued liabilities, and an increase in the current portion of Convertible Debentures. To cure this deficiency, the Company is seeking various financial solutions, including but not limited to the proposed merger described below.

Proposed Merger

On November 9th 2007 the Company announced that Hawthorne Gold Corp. and Cusac Gold Mines Ltd. had entered into a binding letter agreement to combine the two companies by way of a plan of arrangement or other statutory procedure, as approved by both companies board of directors.

The transaction is subject to a number of conditions and approval, including, but not limited to, settlement of a definitive arrangement agreement, approval by a special majority of the shareholders and debentureholders of Cusac, an order of the Supreme Court of British Columbia, and approval of the TSX Venture Exchange. Under the terms of the transaction, shareholders of Cusac will receive one common share of Hawthorne in exchange for each 17 Cusac common shares. In addition, for each $2 of principal and interest owed to each Cusac convertible debentureholder, Hawthorne will issue one Hawthorne common share in consideration.

There can be no assurance that the transaction will be completed as proposed or at all. The companies will work diligently to settle and execute the definitive agreement by Nov. 23, 2007, and to close the arrangement within 120 days of the definitive agreement execution date.

SIGNIFICANT CHANGES TO ACCOUNTING POLICY DURING THE PERIOD

In response to regulatory and industry changes, the Company changes its accounting policy from time to time to comply with applicable rules and guidelines. No changes were required to the significant accounting policies during the current period.

Risks and Uncertainties

Gold Price

The Company’s profitability is linked to the price of gold because our revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of our exploration and development programs affect the Company’s profitability and value. Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through acquisitions, exploration and development of our existing operations, and recognizance exploration. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determination of reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest. Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of The Company, there can be no assurance that such title will ultimately be secured on every property. The legal title to our properties depends on the appropriate and consistent application of the laws in the countries in which we operate.

Capital and Operations

The business of gold mining involves many operational risks and hazards. Through high operational standards, an emphasis on hiring and training appropriately skilled personnel and operational improvements, we work to reduce the risks associated with our projects. We also maintain liability insurance to cover liability risk. We also rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Further exploration and development of mineral resource properties or acquisitions beyond our current operations may require additional capital. Accordingly, the continuing development of our projects will depend on our ability to obtain financing through joint venture projects, debt financing and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal or provincial air, water quality and mine reclamation rules and permits. While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect the Company’s financial condition, liquidity or results of operations.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer

(“CFO”) and other key management personnel have conducted an evaluation of the effectiveness of the Company’s of the Company’s disclosure controls and procedures. Based on this evaluation, the CEO and CFO have concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at September 30, 2007, to provide reasonable assurance that all material financial information relating to the Company was made know to the CEO and the CFO by others within the Company in order for them to complete their analysis and review of the financial position and results of the Company for the nine months ended September 30, 2007.

The Company evaluated the design of its internal controls over financial reporting as defined in Multilateral Instrument 52- 109 for the period ended September 30, 2007 and based on this evaluation have determined these controls to be effective except as noted in the following paragraph.

This evaluation of the design of internal controls over financial reporting for the Company resulted in the identification of internal controls deficiencies which are not atypical for a company this size including lack of segregation of duties due to limited number of employees dealing with accounting and financial matters and insufficient in-house expertise to deal with complex accounting, reporting and taxation issues.

There have been no significant changes to the Company’s internal controls over financial reporting in the quarter ended September 30, 2007.

This MD&A was reviewed and approved by the Audit Committee and Board of Directors and is effective as of November 14, 2007.

Cautionary Statement on Looking Forward Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward- looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions including among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our annual information form and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward- looking statements or information as a result of new information or events after the date of this MD&A except as may be required by law.

All forward-looking statements and information made in this document are qualified by this cautionary statement. The Company’s consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

RELATED PARTY TRANSACTIONS

Remuneration paid or payable to directors and officers of the Company during the nine months ended September 30, 2007 amounted to $78,500 (2006 - $76,500). As at September 30, 2007, $60,220 was included in accounts payable to a director for remuneration.

During the period ended September 30, 2007, the Company received $275,000 as cash advances from a company with common directors of which $105,000 has been repaid. As at September 30, 2006, a balance of $170,000 remained and is included in accounts payable and accrued liabilities.

During the first quarter of 2007, the Company was advanced $200,000 from a company with common directors towards office expenses to be incurred on behalf of the related company. As at September 30, 2007, a balance of $137,601 remained and is included in accounts payable and accrued liabilities.

During the nine months ended September 30, 2007, the Company received $109,004 (2006 - $36,400) for rent and administrative services provided to a company with common directors. The full amount is recorded as a reduction of administration expenses.

As at September 30, 2007, the Company was owed $86,644 (December 31, 2006 - $167,670) for ore hauling, road maintenance and other mine operations services from an entity owned by a related party. Total payments to this entity during the period were $81,026.

The above-noted transactions were in the normal course of business and were measured at the exchange value, which was the amount of consideration established and agreed to by the related parties.

During the nine months ended September 30, 2007, the Company sold a vehicle to a director for proceeds of $6,515, being equal to the net book value at the time of sale.

INVESTOR RELATIONS

Investor relations activity during the year consisted primarily of routine, in-house shareholder communications.